Atlas Crest Investment Corp.

399 Park Avenue

New York, NY 10022

October 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Atlas Crest Investment Corp.
Registration Statement on Form S-1, as amended
Filed October 2, 2020
File No. 333-249289

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Crest Investment Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on October 27, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Spellacy
Michael Spellacy
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP